भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअ
केन्द्र
स्टेट
मादा
मुंबई 400 021.

06013425

londs Department
:e,
Bhavan, Madame Cama Marg,
) 021.
-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

SEC MAIL RECEIVED MAY 15 2006 PROCESSING SECTION

FILE NO. 82.4524

क्रमांक / No. : CO / S & B /　　　　दिनांक / Date :

CO/S&B/PCR/2006/ 1448　　　　11-06-2006

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

SUPPL

LISTING AGREEMENT: CLAUSE 36
PRIVATE PLACEMENT OF UNSECURED, REDEEMABLE, NON-CONVERTIBLE, SUBORDINATED DEBT BONDS AGGREGATING Rs 500 Crores WITH A GREEN SHOE OPTION TO RETAIN OVERSUBSCRIPTION

We enclose for your information a copy of our letter No.CO/S&B/PCR/1433 dated the May 11, 2006 addressed to The Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

PROCESSED
MAY 17 2006
THOMSON
FINANCIAL

5/15

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B / CO/S&B/PCR/2005/1433

दिनांक / Date : 11-05-2006

Dear Sir,

LISTING AGREEMENT: CLAUSE 36
PRIVATE PLACEMENT OF UNSECURED, REDEEMABLE, NON-CONVERTIBLE, SUBORDINATED DEBT BONDS AGGREGATING Rs 500 Crores WITH A GREEN SHOE OPTION TO RETAIN OVERSUBSCRIPTION

In terms of Clause 36 of the Listing Agreement, we advise that the Executive Committee of the Central Board (ECCB) of SBI has in its meeting held on 11th May 2006, approved the raising of unsecured and rated rupee Subordinated/ Upper Tier II Debt Bonds of Rs 500 crores with a Green shoe option to retain over subscription, with a maturity of over 60 months, by private placement or book building process. The timing of the issue is to be decided by the Chairman.

Yours faithfully,

General Manager
(Shares & Bonds)

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B /

दिनांक / Date :

FILE NO. 82.4524

NO: CO/S&B/PCR/2006/ 1402 08-05-2006

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

SEC MAIL RECEIVED PROCESSING SECTION MAY 16 2006 WASH. D.C. 156

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
51st ANNUAL GENERAL MEETING
OF THE SHAREHOLDERS OF THE BANK

We enclose for your information a copy of our letter No.CO/S&B/PCR/2006/1393 dated the May 08 2006 addressed to Bombay Stock Exchange Ltd., Mumbai alongwith a copy of Notice dated the 1st April 2006.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B /   दिनांक / Date :

No.CO/S&B/PCR/2006/1393   08-05-2006

Dear Sir,

LISTING AGREEMENT
51st ANNUAL GENERAL MEETING
OF THE SHAREHOLDERS OF THE BANK

In terms of Clause 31(c) of the Listing Agreement we enclose three copies of the Notice dated the 1st April, 2006, issued by our Chairman advising our shareholders that the 51st Annual General Meeting of the shareholders of the Bank will be held at "Chavan Centre", General Jagannath Bhosale Marg, Nariman Point, Mumbai 400 021 (Maharashtra) on Friday, the 30th June, 2006 at 3.30 P.M.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

FILE NO. 82.4524

STATE BANK OF INDIA

CENTRAL OFFICE MUMBAI - 400 021.

NOTICE

The 51st Annual General Meeting of the Shareholders of the State Bank of India will be held at **"Chavan Centre",** General Jagannath Bhosale Marg, Nariman Point, Mumbai – 400021 (Maharashtra) on Friday, the 30th June, 2006 at 3.30 P.M. for transacting the following business: -

> "to receive the Central Board's Report, the Balance Sheet and Profit and Loss Account of the Bank made up to the 31st March, 2006 and the Auditors' Report on the Balance Sheet and Accounts."

Mumbai.
Date: 1st April 2006

S & B Deptt. Mumbai

(A.K.PURWAR)
CHAIRMAN

FILE NO. 82.4524

भारतीय स्टेट बैंक

केन्द्रीय कार्यालय मुंबई - 400 021

सूचना

भारतीय स्टेट बैंक के शेयरधारकों की 51 वीं वार्षिक महासभा "चव्हाण सेंटर", जनरल जगन्नाथ भोसले मार्ग, नरिमन पॉईंट, मुंबई 400 021 (महाराष्ट्र) में शुक्रवार, दिनांक 30 जून 2006 को अपराहन 3.30 बजे निम्नलिखित कार्य के निष्पादन हेतु होगी :-

"31 मार्च 2006 तक की केन्द्रीय बोर्ड की रिपोर्ट, बैंक का तुलन-पत्र और लाभ - हानि लेखा तथा तुलन - पत्र और लेखों पर लेखा परीक्षकों की रिपोर्ट प्राप्त करना".

(अरुण कुमार पुरवार)
अध्यक्ष

मुंबई
दिनांक : 01 अप्रैल, 2006

S & B Deptt. C.O. Mumbai

भारतीय स्टेट बैंक

भारतीय स्टेट बैंक

State Bank of India

FILE NO. 82.4524

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B / CO/S&B/PCR/2006/ 1418

दिनांक / Date : 09-05-2006

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

SEC MAIL RECEIVED PROCESSING
MAY 15 2006
WASH. D.C. 156 SECTION

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 16

We enclose for your information a copy of our letter No.CO/S&B/PCR/2006/1410 dated the May 10, 2006 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

भारतीय स्टेट बैंक
State Bank of India

Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

FILE NO. 32.4524

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B / CO/S&B/PCR/2006/1410

दिनांक / Date : 09-05-2006

Dear Sir,

CLOSURE OF BANK'S REGISTER OF SHAREHOLDERS
PAYMENT OF DIVIDEND FOR THE ACCOUNTING YEAR ENDING ON THE 31ST MARCH, 2006

We have to advise that the Register of shareholders of our Bank will be closed for transfer of shares for payment of dividend for 2005-06, if any, from Wednesday, the 21st June 2006 to Friday, the 30th June 2006, both days inclusive. The relevant particulars as required are furnished in the enclosure.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

S.B.I. C.O. Mumbai S & B Dept

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

FORMAT FOR THE INTIMATION OF BOOK CLOSURE/RECORD DATE

Date: 09-05-2006

Bombay Stock Exchange Ltd.,
MUMBAI

ATTN: CORPORATE RELATIONSHIP DEPARTMENT

NAME OF THE COMPANY : STATE BANK OF INDIA

Security Code	Type of Security & Paid-up value	Book Closure From To	Purpose
112	Equity Shares Rs.526,29,88,780.00	21.06.2006 to 30.06.2006	Payment of dividend, if any, to be decided by the Bank's Central Board's meeting to be held on the 19th May 2006.

General Manager
(Shares & Bonds)